October 9, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anaplan, Inc.
Filed on Form S-1
Registration No. 333-227355

Attention:	Barbara Jacobs, Assistant Director
Michael Foland, Attorney-Advisor Kathleen Collins, Accounting Branch Chief Frank Knapp, Staff Accountant

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 1, 2018, and the date hereof approximately 4,172 copies of the Preliminary Prospectus dated October 1, 2018, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied, and they will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on October 11, 2018, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may orally request via telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC

As Representatives of the
Prospective Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name:	William Connolly III
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Morgan Stanley & Co. LLC
Name:	Lauren Cummings
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request Letter]